[Carmike Cinemas, Inc. Letterhead]

October 14, 2008

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda McManus
Branch Chief – Legal

Re:	Carmike Cinemas, Inc.
Form 10-K
Filed March 17, 2008
File No. 000-14993

Dear Ms. McManus:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff, dated September 17, 2008 (the “Staff’s Letter”), concerning the Carmike Cinemas, Inc. Form 10-K filed March 17, 2008 (File No. 000-14993) (“Form 10-K”).

For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Schedule 14A

Compensation Discussion and Analysis, page 27

Comment 1: We note your disclosure on page 30 that you target named executive officer salaries at or slightly above market levels. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response 1: As requested, in future filings we will identify the companies to which our compensation committee benchmarks and we will disclose the degree to which our compensation committee considers such companies comparable to us.

Comment 2: In future filings, please quantify all performance targets under the Annual Executive Bonus Program that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2008

could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response 2: As requested, in future filings we will quantify all performance targets under the Annual Executive Bonus Program that must be achieved in order for our executive officers to earn their incentive compensation for our most recently completed fiscal year; provided, however, that to the extent that we change the components of our performance targets or use different components or criteria in establishing performance targets than those currently used, we reserve the right to exclude a specific target if we determine, pursuant to the requirements of Instruction 4 to Item 402(b) of Regulation S-K, that the disclosure of the target would result in competitive harm to us. In the event that a specific target is excluded, we will, consistent with the requirements of Instruction 4 to Item 402(b) of Regulations S-K, discuss how difficult it would be for our named executive officers or how likely it will be for us to achieve the undisclosed target levels or other factors.

In addition, pursuant to the Staff’s Letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2008

Please feel free to call the undersigned at (706) 576-3415 with any questions concerning our response to the Staff’s comments.

Very truly yours,

/s/ Richard B. Hare
Richard B. Hare
Senior Vice President - Finance,
Treasurer and Chief Financial Officer

cc:	Mr. Nolan McWilliams, Securities and Exchange Commission

Mr. Michael W. Patrick, Carmike Cinemas, Inc.

Mr. Alan J. Prince, King & Spalding LLP